John Reynolds
United States Securities and Exchange Commission
Division of Corporate Finance

March 19, 2009

Re: Marley Coffee Inc.
Amendment No. 3 to
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed February 2, 2010
File No. 000-52161

Dear Mr. Reynolds

We are in receipt of your comment letter dated March 1, 2010 for the above-mentioned filing.  Our replies are set out below:

Recent Sales of Unregistered Securities, page 9

1.	The facts relied upon to make the exemption available were as follows:
-We concluded that the buyer was offshore at the time of the offer or sale; and
- no “directed selling efforts” were made in the United States by the company.  The shares were issued to CAT Brokerage, a brokerage resident in an offshore jurisdiction.

Item 7. Management Discussion and Analysis and Plan of Operation, page 9

2.	We have disclosed the principal sources of cash and the dollar amounts for the years ended January 2008 and 2009.

Item 9A- Controls and Procedures, page 14

3.
We have amended the filing to include conclusions regarding the effectiveness of disclosure controls and procedures as of January 31, 2009.  In reaching our conclusion in the initial filing we inaccurately concluded that our disclosure controls was effective.

Management’s Annual Report on Internal Control over Financial Reporting, page 14

4.	We have revised the filing to provide management’s conclusion regarding the effectiveness of our internal control over financial reporting as of January 31, 2009.

Certain Relationships and Related Transactions, page 18

       5.     We have revised the filing to include all the names of the former director and shareholder.

Section 302 Certifications

6.	We have revised the Section 302 certifications with the amended Form 10-K.

7.	We confirm we will include complete and correct Section 302 certifications in all future filings.

We acknowledge the following:

-	we are responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided a clean and blackline version of the amended filings to expedite your review.

Sincerely,

“Shane Whittle”
Shane Whittle
President Marley Coffee Inc.